Geijer Spirits

Alcohol | Bars and Clubs | Bars and Clubs | Hospitality | Distillery

Award-winning craft spirits at the intersection of Scandinavia and California

GEIJERSPIRITS.COM SAN FRANCISCO CALIFORNIA



GLÖGG LIFE



After releasing a well-received family glogg liqueur to the public and experiencing bartender's creativity with the spirit, it quickly grew into a love for craft spirts. It motivated me to create new spirits that excite and inspire. My new creations include spirits that are stars of their category with gold medals and best of class recognition.

Martin Geijer Owner @ Geijer Spirits

Why you may want to support us...

1. Rolled out in 16 states since securing National distribution partnership with Vision Wine & Spirits
2. Recent agreement with national retailer.
3. 2018 and 2019 - Top Ten Craft Specialty Distillery as voted by USA Today readers.
4. Our products use half the sugar of competition, micro-batched using the finest selected botanicals.
5. Craft spirits sales has outpaced the industry for the last 5 years with no signs of slowing down.

Why investors ❤ us

WE'VE RAISED $17,500 SINCE OUR FOUNDING



I have seen Martin's passion over many years building his company from a one product seasonal hobby to an award winning 6 product craft spirits business.

He is fanatical about quality and are able to create exceptional taste profiles at lower sugar content than comparable brands. I am a big fan and have converted many more !

His strong finance background is a huge asset to ensure viable pricing and promotional strategies and he understand what it would take to scale. Partnerships are critical in the manufacturing and distribution of spirits - Martin has build up a fantastic network of industry professionals to support him.

I believe Martin has the right combination of passion, product,

... read more

Fred De Klerk Private Investor

LEAD INVESTOR | INVESTING $1,000 THIS ROUND & $15,000 PREVIOUSLY

Martin and I have been colleagues for over 5 years and his integrity and expertise in finance was invaluable to the organization. He was also highly respected by me as well as all the other departmental managers. I will add that I have total confidence in Martin and his business and know his company will be a huge success as it continues to grow!

Kim Bush Tomio

Martin is a brilliant man. He is innovative, focused, and thorough in all he does. And everything he does, he does with integrity. His award-winning liqueurs are fabulous. Martin applies his innate intelligence and his finely tuned nose and palate to his creations. It is no surprise to me that his efforts result in awards for his products in liqueur competitions. I am pleased to vouch for both Martin and for Geijer Spirits.

Nancy J Madsen

SEE MORE

The founder

MAJOR ACCOMPLISHMENTS



Martin Geijer

Owner

Built a craft spirits company from the ground up that has managed to ink national distribution and retail agreements.

in

In the news

San Francisco-based "California Falernum" wins Best in Class at the renowned ADI competition | Spirited Magazine

FOR IMMEDIATE RELEASE San Francisco-based Geijer Spirits wins top honor at the prestigious American Distilling Institute spirits competition for its "California Falernum" San Francisco, CA, April 8, 2020 -Geijer

April 8, 2020 @ spiritedbiz.com

American Fernet is Here | Distiller Magazine

Flash back a quick decade and fernet was among the most niche of all drinks, passionately beloved by a tiny, dedicated contingent largely consisting of bartenders and only the most dedicated imbibers. Since

December 27, 2019 @ distilling.com

Geijer Spirits Announces New National Distribution Agreement - BevNET.com

SAN FRANCISCO- Geijer Spirits (pronounced: yay-yer) has reached an agreement with Vision Wine & Spirits, LLC to distribute their award-winning California Fernet nationally. California Fernet will be initially

September 17, 2019 @ bevnet.com

San Francisco-based "California Fernet" wins Gold at the prestigious San Francisco World Spirits Competition | Spirited Magazine

FOR IMMEDIATE RELEASE 2018 April 17 San Francisco-based "California Fernet" wins Gold at the prestigious San Francisco World Spirits Competition San Francisco, CA-In a city renowned globally for its love of

April 18, 2018 @ spiritedbiz.com

Downloads

Geijer Spirits - Wefunder.pdf

The Story of Geijer Spirits

We started this company to share my Swedish great grandmothers recipe of a glogg. This is the reason that the original business name is Geijer Glogg Inc. We never realized that we would fall in love with the craft spirit space so wholeheartedly and that we would release further niche products for the cocktailing and mixology scene. We originally released our glogg in 2013. In 2017, Geijer Spirits started in earnest with the release of another Swedish spirit - an Aquavit. This was quickly followed by a Fernet, Orange Liqueur and our Spiced Liqueur. In late 2019, we released our Falernum with great reception. We ended up winning best of class at the ADI tasting competition. This is a national tasting competition that is focused on craft sprits - so this is a big deal!.

We have our seventh product ready to be released in the next few months and will turn our attention fully to market penetration and growth (while still tinkering in the kitchen of course).


CALIFORNIA
SPICED · LIQUEUR
CALIFORNIA
GLÖGG · LIQUEUR
CALIFORNIA
FERNET
CALIFORNIA
FALERNUM
CALIFORNIA
ORANGE · LIQUEUR
CALIFORNIA
AQUA · VITAE

California Spirits lineup

A few of the hurdles

The single largest challenge that a craft spirit company faces is getting the attention of a distributor. There are so many spirit companies and very few distributors in key markets. This means that the majority of smaller companies are not getting the distribution that their products would deserve. Another challenge is the bars' ordering preferences. They prefer to work with a smaller number of distributors to simplify their ordering and manage their account payables etc. Often the bar manager wants craft products but the back office will not allow a new vendor to be set up in the system.

Putting the pieces together

In 2017, we were self-distributing in California and I was the only sales rep, delivery guy, accounts receivable, warehouse guy and the whole executive team. It was hard finding time for things other than production, sales, delivery and following up on outstanding invoices. This is a tough way of running your business - but you do learn every aspect from the ground up. At the end of 2017, we found a smaller distributor (JVS Imports) that liked our products - and we liked them - and they brought our lineup into their portfolio.

Then in 2018, we won Gold medal in the San Francisco International Spirits Competition. This opened the door for a conversation with Vision Wine and Spirits to bring in the Fernet to be distributed nationally. This is the first large cornerstone that Geijer Spirits has put in place. The national distribution agreement was announced on Sep 17, 2019. We have since opened 16 new states with Vision.


CALIFORNIA
FERNET

California Fernet in front of the Still

This was quickly followed by the release of the Falernum that went straight to national distribution. The immediate success at the ADI competition also had a great prize. The winners of the best of class category would get a meeting with a national retail chain to discuss placement. We are fortunate to have just signed the agreement with Vision for national distribution, allowing us to take advantage of the opportunity that winning best of class afforded us. On May 15, 2020 we received the go ahead to place both the Falernum and Fernet at large number of stores in multiple states. This is the second large cornerstone that Geijer Spirits has put in place.


ADI 2020 JUDGING COMPETITION RESULTS
BEST OF CLASS

Best of Class ADI - California Falernum

We are also releasing our upcoming Amaro straight to national distribution. This time, we have the existing relationships in place and can quickly get the product through the channels and into the market. This is the third cornerstone that will allow for the growth needed to bring Geijer Spirits to the next level - and the reason we are looking for funds. We are looking to get feet on the ground in the key markets to drive the sales and educate the on premise accounts about our products. Essentially, we need to get a salesforce out there in order to capitalize on the building blocks we already have in place. In short, we are looking for investments to help with the final cornerstone (brand ambassadors), the forth and critical stabilizer of the building.



Our hybrid still producing the California Spirits

Performance since 2017

While we have not had time to take full advantage of the foundation described above, we started with a 144% growth in FY18 and and 79% in FY19. We were on track for setting new records in Q1 of FY20 as well, but unfortunately the momentum fell off with the COVID pandemic. We are looking past the short term and want to make sure we have a team in place as soon as possible to ensure that we don't lose out on all the opportunities that we have currently teed up for ourselves. We know that the medium- to long-term holds great growth for us, and we are excited to see all our work come to fruition.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We make top quality craft spirits in niche markets and have been recognized by USA Today as a top 10 craft speciality distillery in both 2018 and 2019 while winning Best of Class awards in national tasting competitions. Our current lineup consists of California branded Glogg Liqueur, Fernet, Falernum, Aqua Vitae, Spiced Liqueur, Orange Liqueur, and an upcoming Amaro.

Where will your company be in 5 years?

We are looking to dramatically increase awareness of our products across the US and become more of a household brand while staying true to our roots. What will always set us apart will be our origin story and our hand-crafted products. In terms of volume - we are looking to get to 30-50K 9L cases in the next 5 years, something we have laid the groundwork to be able to do.

Why did you choose this idea?

After releasing a well-received family glogg liqueur to the public and experiencing bartender's creativity with the spirit, it quickly grew into a love for craft spirts. It motivated me to create new spirits that excite and inspire. My new creations include spirits that are stars of their category with gold medals and best of class recognition.

How far along are you? What's your biggest obstacle?

Geijer spirits is fully up and running with 6 products in the markets and a 7th product ready to be released. We have crossed the largest barrier by solving the compliance, back office, logistics and distribution part of the business. We have even started a new relationship with a national retail chain and we have the inventory in place to serve the accounts.

The largest obstacle is "feet on the ground" to educate the local markets about our products. The hardest part of being a small craft spirit producer is getting the initial attention at accounts around the country. These funds will mainly be used to ensure that sales happen alongside rolling out new distributor relationships across the US.

Who competes with you? What do you understand that they don't?

With our esoteric portfolio, we mainly compete with other smaller craft spirits companies, but there are major players in a few of the categories. Looking at the Fernet for example, there is always one competitor that comes to peoples minds. What sets us apart from the main competition is that we use half the sugar and use a more balanced spice bill. This results in a much more cocktail friendly Fernet and becomes a separate market that we go after vs the main competition. All our products are designed in the same balanced way - and speak to cocktail making where bartenders can control the sweetness of the cocktail. The lower sugar content is also appreciated by general consumers.

How will you make money?

We are already selling our products and have reached $10k/month in sales - all while bootstrapping the company and then reinvesting the revenue into the company. The business has now come to a critical growth point and is looking for an infusion to bring the business to the next level. Geijer Spirits needs to bring on brand ambassadors in key markets to ensure that growth is aligning with the distributor expectations.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The largest threat to a smaller craft distributor is market sell through and distributor relationships. If we open a market and make initial placement without follow though sales, the risk is that the distributor will drop the brand, and possibly lose access to the market until we can secure new distribution. This is why it is so critical to invest in sales efforts now - to build and keep market sell through and increase penetration and product usage at bars.